UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **July 26, 2004**

AMC ENTERTAINMENT INC.

(Exact name of registrant as specified in its charter)

DELAWARE	**1-8747**	**43-1304369**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

920 Main Street	
Kansas City, Missouri	**64105**
(Address of principal executive offices)	Zip Code

Registrant's telephone number, including area code
(816) 221-4000

Item 7. Financial Statements, *Pro Forma* Financial Information and Exhibits.

Attached as Exhibit 99.1 are our projections of screen openings, screen closings, capital expenditures and proceeds from sale/leasebacks for fiscal years 2005 through 2007.

Item 9. Regulation FD Disclosure.

We are furnishing information under this Form 8-K regarding our projections of screen openings, screen closings, capital expenditures and proceeds from sale/leasebacks for fiscal years 2005 through 2007, a copy of which is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMC ENTERTAINMENT INC.

Date: July 26, 2004   /s/ Craig R. Ramsey

Craig R. Ramsey
Executive Vice President and
Chief Financial Officer